399 Park Avenue, 38th Floor

New York, NY 10022

July 17, 2019

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-4041

Attention: Mr. John Ganley, Ms. Lauren Hamilton, Ms. Megan Miller and Ms. Anu Dubey

Re:	Owl Rock Capital Corporation Registration Statement on Form N-2 File No. 333-231946

Dear Mr. Ganley and Mses. Hamilton, Miller and Dubey:

On behalf of Owl Rock Capital Corporation (the “Registrant”) and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, I hereby request acceleration of the effective date of the Registrant’s Registration Statement on Form N-2 to 3:00 p.m. Eastern Time on July 17, 2019, or as soon thereafter as is practicable.

In connection with the submission of the Company’s request for accelerated effectiveness of the Registration Statement, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

should the Securities and Exchange Commission (the “Commission”) or the staff thereof (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

the Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions concerning this request, please contact me at (212) 419-3000 or, our counsel, Cynthia M. Krus, at Eversheds Sutherland (US) LLP at (202) 383-0218.

[signature page follows]

Sincerely, OWL ROCK CAPITAL CORPORATION

By:	/s/ Alan Kirshenbaum
Name:	Alan Kirshenbaum
Title:	Chief Operating Officer and Chief Financial Officer